File No. 812-15738

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MORGAN STANLEY DIRECT LENDING FUND, MS CAPITAL PARTNERS ADVISER INC, NH CREDIT PARTNERS III HOLDINGS L.P., NH EXPANSION CREDIT FUND HOLDINGS LP, NORTH HAVEN CREDIT PARTNERS II L.P., NORTH HAVEN CREDIT PARTNERS III L.P., NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY, NORTH HAVEN SENIOR LOAN FUND L.P., NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P., NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P., NORTH HAVEN TACTICAL VALUE FUND (AIV) LP, NORTH HAVEN TACTICAL VALUE FUND L.P., NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P., NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P., NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC, DLF CA SPV LLC, DLF EQUITY HOLDINGS LLC, DLF SPV LLC, DLF FINANCING SPV LLC, SL INVESTMENT FUND II LLC, SLIF II CA SPV LLC, SLIF II LLC, SLIF II FINANCING SPV LLC, SLIF II EQUITY HOLDINGS LLC, SLIC CA SPV LLC, SLIC EQUITY HOLDINGS LLC, SLIC FINANCING SPV LLC, T SERIES MIDDLE MARKET LOAN FUND LLC, T SERIES CA SPV LLC, T SERIES EQUITY HOLDINGS LLC, T SERIES FINANCING SPV LLC, T SERIES FINANCING II SPV LLC, T SERIES FINANCING III SPV LLC, NORTH HAVEN PRIVATE INCOME FUND LLC, NORTH HAVEN PRIVATE INCOME FUND A LLC, LGAM PRIVATE CREDIT LLC, PIF CA SPV LLC, NHPIF EQUITY HOLDINGS SPV LLC, BROADWAY FUNDING HOLDINGS LLC, PIF FINANCING SPV LLC, PIF FINANCING II SPV LLC, PIF A CA SPV LLC, BROADWAY FUNDING HOLDINGS II LLC, PIF A FINANCING SPV LLC, PIF A EQUITY HOLDINGS LLC, 1585 KOALA HOLDINGS LLC, LGAM CA SPV LLC, LGAM FINANCING SPV LLC, LGAM EQUITY HOLDINGS LLC, CREDIT OPPORTUNITIES (SERIES M) LP, NH-G 2022 SCSP, NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY, NORTH HAVEN SENIOR LOAN FUND (ALMA) III DESIGNATED ACTIVITY COMPANY, NORTH HAVEN EXPANSION CREDIT II L.P., NORTH HAVEN EXPANSION CREDIT III HOLDINGS B LP, NORTH HAVEN EXPANSION CREDIT III HOLDINGS A LP, HL NHCP CO-INVEST FUND L.P., NORTH HAVEN DIRECT LENDING FUND AGGREGATOR L.P., NHDL I SPV LLC, NORTH HAVEN CREDIT PARTNERS IV HOLDINGS A L.P., NORTH HAVEN CREDIT PARTNERS IV HOLDINGS B L.P., NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-B SCSP, NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-C SCSP, NHTV II ONSHORE AGGREGATOR LP, NORTH HAVEN STRUCTURED SOLUTIONS FUND LP, MORGAN STANLEY SENIOR FUNDING, INC.

1585 Broadway

New York, NY 10036

(212) 761-4000

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Orit Mizrachi, Chief Operating Officer

1585 Broadway, 23rd floor

New York, NY 10036

(212) 761-4000

Copies to:

Thomas Friedmann Dechert LLP One International Place 100 Oliver St., 40th Floor Boston, MA 02110 (617) 728-7120	William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

April 10, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

MORGAN STANLEY DIRECT LENDING FUND, MS CAPITAL PARTNERS ADVISER INC., NH CREDIT PARTNERS III HOLDINGS L.P., NH EXPANSION CREDIT FUND HOLDINGS LP, NORTH HAVEN CREDIT PARTNERS II L.P., NORTH HAVEN CREDIT PARTNERS III L.P., NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY, NORTH HAVEN SENIOR LOAN FUND L.P., NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P., NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P., NORTH HAVEN TACTICAL VALUE FUND (AIV) LP, NORTH HAVEN TACTICAL VALUE FUND L.P., NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P., NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P., NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC, DLF CA SPV LLC, DLF EQUITY HOLDINGS LLC, DLF SPV LLC, DLF FINANCING SPV LLC, SL INVESTMENT FUND II LLC, SLIF II CA SPV LLC, SLIF II LLC, SLIF II FINANCING SPV LLC, SLIF II EQUITY HOLDINGS LLC, SLIC CA SPV LLC, SLIC EQUITY HOLDINGS LLC, SLIC FINANCING SPV LLC, T SERIES MIDDLE MARKET LOAN FUND LLC, T SERIES CA SPV LLC, T SERIES EQUITY HOLDINGS LLC, T SERIES FINANCING SPV LLC, T SERIES FINANCING II SPV LLC, T SERIES FINANCING III SPV LLC, NORTH HAVEN PRIVATE INCOME FUND LLC, NORTH HAVEN PRIVATE INCOME FUND A LLC, LGAM PRIVATE CREDIT LLC, PIF CA SPV LLC, NHPIF EQUITY HOLDINGS SPV LLC, BROADWAY FUNDING HOLDINGS LLC, PIF FINANCING SPV LLC, PIF FINANCING II SPV LLC, PIF A CA SPV LLC, BROADWAY FUNDING HOLDINGS II LLC, PIF A FINANCING SPV LLC, PIF A EQUITY HOLDINGS LLC, 1585 KOALA HOLDINGS LLC, LGAM CA SPV LLC, LGAM FINANCING SPV LLC, LGAM EQUITY HOLDINGS LLC, CREDIT OPPORTUNITIES (SERIES M) LP, NH-G 2022 SCSP, NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY, NORTH HAVEN SENIOR LOAN FUND (ALMA) III DESIGNATED ACTIVITY COMPANY, NORTH HAVEN EXPANSION CREDIT II L.P., NORTH HAVEN EXPANSION CREDIT III HOLDINGS B LP, NORTH

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

HAVEN EXPANSION CREDIT III HOLDINGS A LP, HL NHCP CO-INVEST FUND L.P., NORTH HAVEN DIRECT LENDING FUND AGGREGATOR L.P., NHDL I SPV LLC, NORTH HAVEN CREDIT PARTNERS IV HOLDINGS A L.P., NORTH HAVEN CREDIT PARTNERS IV HOLDINGS B L.P., NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-B SCSP, NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-C SCSP, NHTV II ONSHORE AGGREGATOR LP, NORTH HAVEN STRUCTURED SOLUTIONS FUND LP, MORGAN STANLEY SENIOR FUNDING, INC.

1585 Broadway

New York, NY 10036

File No. 812-15738

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 14, 2025 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Morgan Stanley Direct Lending Fund (“DLF”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	SL Investment Fund II LLC (“SLI2”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•	T Series Middle Market Loan Fund LLC (“T Series”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•	North Haven Private Income Fund LLC (“PIF”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•	North Haven Private Income Fund A LLC (“PIF A”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•

LGAM Private Credit LLC (“LGAM” and, together with DLF, SLI2, T Series, PIF and PIF A, the “BDCs”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•

MS Capital Partners Adviser Inc. (“MS Adviser”), an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to each of the BDCs and the Existing Affiliated Funds (as defined below and identified on Appendix A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act (the “Existing Affiliated Funds”), on behalf of itself and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Morgan Stanley Direct Lending Fund, et al. (File No. 812-15543), Release No. IC-35425 (December 19, 2024) (notice), Release No. IC-35446 (January 14, 2025) (order).

•	The Existing Affiliated Funds;

•	DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC and DLF Financing SPV LLC, each a wholly owned subsidiary of DLF (together, the “DLF Subs”);

•

T Series CA SPV LLC, T Series Equity Holdings LLC, T Series Financing SPV LLC, T Series Financing II SPV LLC and T Series Financing III SPV LLC, each a wholly owned subsidiary of T Series (together, the “T Series Subs”);

•	LGAM CA SPV LLC, 1585 Koala Holdings LLC, LGAM Financing SPV LLC and LGAM Equity Holdings LLC, each a wholly owned subsidiary of LGAM (together, the “LGAM Subs”);

•	PIF A CA SPV LLC, Broadway Funding Holdings II LLC, PIF A Financing SPV LLC and PIF A Equity Holdings LLC, each a wholly owned subsidiary of PIF A (together, the “PIF A Subs”);

•	SLIF II CA SPV LLC, SLIF II LLC, SLIF II Financing SPV LLC and SLIF II Equity Holdings LLC, each a wholly owned subsidiary of SLI2 (together, the “SLI2 Subs”);

•

The affiliate of the Adviser identified in Appendix A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed Co-Investment Transactions (in such capacity, the “Existing MS Proprietary Account”); and

•

PIF CA SPV LLC, Broadway Funding Holdings LLC, PIF Financing SPV LLC, PIF Financing II SPV LLC, NHPIF Equity Holdings SPV LLC, SLIC CA SPV LLC, SLIC Equity Holdings LLC and SLIC Financing SPV LLC, each a wholly owned subsidiary of PIF (together, the “PIF Subs” and together with the BDCs, the DLF Subs, the T Series Subs, the LGAM Subs, the PIF A Subs, the SLI2 Subs, the Existing MS Proprietary Account, the MS Adviser and the Existing Affiliated Funds, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by a board or an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means MS Adviser, and any other investment adviser controlling, controlled by, or under common control with MS Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

A. DLF

DLF is a Delaware corporation and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

DLF’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle market companies backed by financial sponsors. DLF has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of DLF is comprised of six directors, four of whom are not “interested” persons of DLF within the meaning of Section 2(a)(19) of the Act.9

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

B. SLI2

SLI2 is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

SLI2’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies in which private equity sponsors have a controlling equity stake in the portfolio company. SLI2 intends to elect to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of SLI2 is comprised of six directors, four of whom are not “interested” persons of SLI2 within the meaning of Section 2(a)(19) of the Act.

C. T Series

T Series is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

T Series’ investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. T Series has elected to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of T Series is comprised of six directors, four of whom are not “interested” persons of T Series within the meaning of Section 2(a)(19) of the Act.

D. PIF

PIF is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

PIF’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. PIF has elected to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of PIF is comprised of six directors, four of whom are not “interested” persons of PIF within the meaning of Section 2(a)(19) of the Act.

E. PIF A

PIF A is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

PIF A’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. PIF A has elected to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of PIF A is comprised of six directors, four of whom are not “interested” persons of PIF A within the meaning of Section 2(a)(19) of the Act.

F. LGAM

LGAM is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

LGAM’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. LGAM has elected to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of LGAM is comprised of six directors, four of whom are not “interested” persons of LGAM within the meaning of Section 2(a)(19) of the Act.

G. The Wholly Owned Investment Subs

Each of the Wholly Owned Investment Subs were formed specifically for the purpose of procuring financing or otherwise holding investments of the applicable BDC. Pursuant to the documents governing each of the Wholly Owned Investment Subs, MS Adviser, as investment adviser to each of the BDCs, oversees the management of the assets of such Wholly Owned Investment Sub.

H. Existing Affiliated Funds and Existing MS Proprietary Account

The Existing Affiliated Funds are investment funds, each of which either would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act.10 A list of the Existing Affiliated Funds is included on Appendix A hereto.

The Existing MS Proprietary Account holds various financial assets in a principal capacity. Morgan Stanley11 and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed Co-Investment Transactions have been included as Applicants herein. The Existing MS Proprietary Account is included in Appendix A.

I. MS Adviser

MS Adviser, an investment adviser registered with the Commission under the Advisers Act, serves as the investment adviser for various funds, accounts and strategies, including each of the BDCs and each of the Existing Affiliated Funds. MS Adviser is a corporation formed and existing under the laws of the state of Delaware. MS Adviser is a wholly owned indirect subsidiary of Morgan Stanley and provides portfolio management services to each of the BDCs, including investigating, analyzing, structuring and negotiating potential investments, monitoring the performance of portfolio companies and determining when to dispose of such entities’ investments. MS Adviser has 4 credit investment strategies, including each of the BDCs and each of the Existing Affiliated Funds, and other non-credit strategies. Each of the credit investment strategies has its own investment committee consisting of senior investment professionals. MS Adviser’s investment committee serving each of BDCs consists of nine senior investment professionals of Morgan Stanley.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[10]

In the future, an Existing Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

[11]

Morgan Stanley (NYSE:MS) (“Morgan Stanley”) is a global financial services firm whose predecessor companies date back to 1924 and that, through its subsidiaries and affiliates, advises, originates, trades, manages and distributes capital for governments, institutions and individuals. Morgan Stanley is a bank holding company structured as a Delaware corporation that controls the MS Adviser.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to any Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

[12]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

[14]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[15]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[18]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[21]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[22]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Orit Mizrachi, Chief Operating Officer

1585 Broadway, 23rd floor

New York, NY 10036

(212) 761-4000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Thomas Friedmann Dechert LLP One International Place 100 Oliver St., 40th Floor Boston, MA 02110 (617) 728-7120	William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 10 day of April, 2025.

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi Title: Chief Operating Officer

MS CAPITAL PARTNERS ADVISER INC.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi Title: Vice President

NH CREDIT PARTNERS III HOLDINGS L.P.

By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH EXPANSION CREDIT FUND HOLDINGS LP

By:	MS Expansion Credit GP L.P., its general partner
By:	MS Expansion Credit GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS II L.P.

By:	MS Credit Partners II GP L.P., its general partner
By:	MS Credit Partners II GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS III L.P.

By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND L.P.

By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramavotiz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND L.P.

By:	MS Tactical Value Fund GP L.P., its general partner
By:	MS Tactical Value Fund GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

NORTH HAVEN TACTICAL VALUE FUND (AIV) L.P.

By:	MS Tactical Value Fund GP L.P., its general partner
By:	MS Tactical Value Fund GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P.

By:	North Haven Senior Loan Fund Offshore L.P., its equity holder
By:	MS Capital Partners Adviser Inc., Duly Authorized
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC

By:	North Haven Senior Loan Fund L.P., its sole member
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

DLF CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SL INVESTMENT FUND II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

SLIF II CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title Secretary

SLIC CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIC EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIC FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES MIDDLE MARKET LOAN FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

T SERIES CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

NORTH HAVEN PRIVATE INCOME FUND A LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

LGAM PRIVATE CREDIT LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

PIF CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NHPIF EQUITY HOLDINGS SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

CREDIT OPPORTUNITIES (SERIES M) LP

By:	NHDL-F1 GP LLC, its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NH-G 2022 SCSP

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) III DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN EXPANSION CREDIT II L.P.

By:	MS Expansion Credit II GP L.P., its general partner
By:	MS Expansion Credit II GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Jennifer DeFazio
Name: Jennifer DeFazio
Title: Authorized Signer

T SERIES FINANCING II SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES FINANCING III SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

BROADWAY FUNDING HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF FINANCING II SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

BROADWAY FUNDING HOLDINGS II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A EQUITY HOLDINGS SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

1585 KOALA HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NORTH HAVEN EXPANSION CREDIT III HOLDINGS B LP

By:	MS Expansion Credit III GP L.P., its general partner
By:	MS Expansion Credit III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN EXPANSION CREDIT III HOLDINGS A LP

By:	MS Expansion Credit III GP L.P., its general partner
By:	MS Expansion Credit III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

HL NHCP CO-INVEST FUND L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN DIRECT LENDING FUND AGGREGATOR L.P.

By:	MS Direct Lending GP LP, its general partner
By:	MS Direct Lending GP Inc., its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NHDL I SPV LLC

By:	North Haven Direct Lending Fund Aggregator L.P., its sole member
By:	MS Direct Lending GP LP, its general partner
By:	MS Direct Lending GP Inc., its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN CREDIT PARTNERS IV HOLDINGS A L.P.

By:	North Haven Credit Partners IV Holdings A LP
By:	MS Credit Partners IV GP L.P., its general partner
By:	MS Credit Partners IV GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS IV HOLDINGS B L.P.

By:	MS Credit Partners IV GP L.P., its general partner
By:	MS Credit Partners IV GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-B SCSP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-C SCSP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NHTV II ONSHORE AGGREGATOR LP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NORTH HAVEN STRUCTURED SOLUTIONS FUND LP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

Appendix A

Existing Affiliated Funds and Existing MS Proprietary Account

Below is a list of the Existing Affiliated Funds other than the Existing MS Proprietary Account. Each such Existing Affiliated Fund is advised by MS Adviser and qualifies as an Affiliated Entity (as defined in the Application):

1.	NH Senior Loan Fund Onshore Holdings LLC

2.	North Haven Senior Loan Fund (ALMA) Designated Activity Company

3.	North Haven Senior Loan Fund (ALMA) II Designated Activity Company

4.	North Haven Senior Loan Fund (ALMA) III Designated Activity Company

5.	NH-G 2022 SCSp

6.	NH Credit Partners III Holdings L.P.

7.	North Haven Credit Partners II L.P.

8.	North Haven Credit Partners III L.P.

9.	North Haven Senior Loan Fund L.P.

10.	Credit Opportunities (Series M) LP

11.	North Haven Direct Lending Fund Aggregator L.P.

12.	NHDL I SPV LLC

13.	North Haven Credit Partners IV Holdings A L.P.

14.	North Haven Credit Partners IV Holdings B L.P.

15.	North Haven Senior Loan Fund Offshore L.P.

16.	North Haven Senior Loan Fund Unleveraged Offshore L.P.

17.	North Haven Unleveraged Senior Loan Fund (Yen) L.P.

18.	NH Senior Loan Fund Offshore Holdings L.P.

19.	North Haven Tactical Value Fund (AIV) LP

20.	North Haven Tactical Value Fund LP

21.	North Haven Tactical Value Fund II Lux AIV-B SCSP

22.	North Haven Tactical Value Fund II Lux AIV-C SCSP

23.	NHTV II Onshore Aggregator LP

24.	North Haven Structured Solutions Fund LP

25.	NH Expansion Credit Fund Holdings LP

26.	North Haven Expansion Credit II L.P.

27.	North Haven Expansion Credit III Holdings A LP

28.	North Haven Expansion Credit III Holdings B LP

29.	HL NHCP Co-Invest Fund L.P.

Below is the Existing MS Proprietary Account, which qualifies as an Affiliated Entity (as defined in the Application):

1.	Morgan Stanley Senior Funding, Inc.

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 10, 2025, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

MS CAPITAL PARTNERS ADVISER INC.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NH CREDIT PARTNERS III HOLDINGS L.P.

By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH EXPANSION CREDIT FUND HOLDINGS LP

By:	MS Expansion Credit GP L.P., its general partner
By:	MS Expansion Credit GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS II L.P.

By:	MS Credit Partners II GP L.P., its general partner
By:	MS Credit Partners II GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS III L.P.

By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND L.P.

By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND L.P.

By:	MS Tactical Value Fund GP L.P., its general partner
By:	MS Tactical Value Fund GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

NORTH HAVEN TACTICAL VALUE FUND (AIV) L.P.

By:	MS Tactical Value Fund GP L.P., its general partner
By:	MS Tactical Value Fund GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P.

By:	North Haven Senior Loan Fund Offshore L.P., its equity holder
By:	MS Capital Partners Adviser Inc., Duly Authorized
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC

By:	North Haven Senior Loan Fund L.P., its sole member
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

DLF CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

DLF FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SL INVESTMENT FUND II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

SLIF II CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIF II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title Secretary

SLIC CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIC EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

SLIC FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES MIDDLE MARKET LOAN FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

T SERIES CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

NORTH HAVEN PRIVATE INCOME FUND A LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

LGAM PRIVATE CREDIT LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer

PIF CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NHPIF EQUITY HOLDINGS SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

CREDIT OPPORTUNITIES (SERIES M) LP

By:	NHDL-F1 GP LLC, its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NH-G 2022 SCSP

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) III DESIGNATED ACTIVITY COMPANY

By:	MS Capital Partners Adviser Inc., acting as alternative investment manager
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN EXPANSION CREDIT II L.P.

By:	MS Expansion Credit II GP L.P., its general partner
By:	MS Expansion Credit II GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Jennifer DeFazio
Name: Jennifer DeFazio
Title: Authorized Signer

T SERIES FINANCING II SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

T SERIES FINANCING III SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

BROADWAY FUNDING HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF FINANCING II SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

BROADWAY FUNDING HOLDINGS II LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

PIF A EQUITY HOLDINGS SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

1585 KOALA HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM CA SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM FINANCING SPV LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

LGAM EQUITY HOLDINGS LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Secretary

NORTH HAVEN EXPANSION CREDIT III HOLDINGS B LP

By:	MS Expansion Credit III GP L.P., its general partner
By:	MS Expansion Credit III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN EXPANSION CREDIT III HOLDINGS A LP

By:	MS Expansion Credit III GP L.P., its general partner
By:	MS Expansion Credit III GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

HL NHCP CO-INVEST FUND L.P.

By:	MS Capital Partners Adviser Inc., acting as alternative Investment Manager
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN DIRECT LENDING FUND AGGREGATOR L.P.

By:	MS Direct Lending GP LP, its general partner
By:	MS Direct Lending GP Inc., its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NHDL I SPV LLC

By:	North Haven Direct Lending Fund Aggregator L.P., its sole member
By:	MS Direct Lending GP LP, its general partner
By:	MS Direct Lending GP Inc., its general partner
By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN CREDIT PARTNERS IV HOLDINGS A L.P.

By:	North Haven Credit Partners IV Holdings A LP
By:	MS Credit Partners IV GP L.P., its general partner
By:	MS Credit Partners IV GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN CREDIT PARTNERS IV HOLDINGS B L.P.

By:	MS Credit Partners IV GP L.P., its general partner
By:	MS Credit Partners IV GP Inc., its general partner
By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-B SCSP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND II LUX AIV-C SCSP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NHTV II ONSHORE AGGREGATOR LP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

NORTH HAVEN STRUCTURED SOLUTIONS FUND LP

By:	MS Tactical Value Fund II GP L.P., its general partner
By:	MS Tactical Value Fund II GP Inc., its general partner
By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Vice President

EXHIBIT B

Authorization for

Morgan Stanley Direct Lending Fund, SL Investment Fund II LLC, T Series Middle Market Loan Fund LLC, North Haven Private Income Fund A LLC, North Haven Private Income Fund LLC, LGAM Private Credit LLC

The undersigned, being all of the members of the Boards of Directors (each, a “Board”) of Morgan Stanley Direct Lending Fund (“MS DLF”), a Delaware corporation, and SL Investment Fund II LLC (“SLI2”), T Series Middle Market Loan Fund LLC (“T Series”), North Haven Private Income Fund LLC (“NHPIF”), North Haven Private Income Fund A LLC (“NHPIF A”), and LGAM Private Credit LLC (“LGAM”), each a Delaware limited liability company (each, a “Company” and together, the “Companies”), hereby consents to the taking of the following actions and the adoption of the following resolutions without a meeting pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and pursuant to Section 18-404(d) of the Delaware Limited Liability Company Act and the respective limited liability company agreements of SLI2, T Series, NHPIF, NHPIF A, and LGAM, as applicable, such actions and resolutions to have the same force and effect as though duly taken and adopted at a meeting of each Board duly called and legally held:

RESOLVED, that the officers of MS DLF be, and each of them hereby is, authorized in the name and on behalf of MS DLF to submit and cause to be filed with the SEC an application for an order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of SLI2 be, and each of them hereby is, authorized in the name and on behalf of SLI2 to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of T Series be, and each of them hereby is, authorized in the name and on behalf of T Series to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of NHPIF be, and each of them hereby is, authorized in the name and on behalf of NHPIF to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of NHPIF A be, and each of them hereby is, authorized in the name and on behalf of NHPIF A to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of LGAM be, and each of them hereby is, authorized in the name and on behalf of LGAM to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of each Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the application for exemptive relief and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval; and it is further

RESOLVED, that the officers of each Company be, and each hereby is, authorized and directed in the name and on behalf of such Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and it is further

RESOLVED, that any and all actions previously taken by any Company or any of its officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, and approved in all respects as and for the acts and deeds of each such Company.